

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 10, 2018

<u>Via E-mail</u>
Charles Farrahar
Chief Financial Officer
Medovex Corp.
3060 Royal Boulevard S, Suite 150
Alpharetta, Georgia 30022

> **Re: Medovex Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 001-36763**

Dear Mr. Farrahar:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery